March 4, 2010
Steve Amchan, Esquire
Office of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4041

Re:	In-Q-Tel Inc. and In-Q-Tel Employee Fund, LLC; File No. 813-00344

Dear Mr. Amchan:

Reference is made to the application for an order of exemption pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for In-Q-Tel, Inc.
and In-Q-Tel Employee Fund, LLC (the Applicants),
File No. 813-00344 (as amended, the (Application).

The Applicants wish to withdraw the Application because: (1) In-Q-Tel Employee Fund, LLC (the Fund) has fewer than one hundred (100) beneficial owners;
(2) In-Q-Tel, Inc. does not plan to create additional funds or permit an increase in the number of beneficial owners of the Fund; and (3) the Applicants do not plan any public offering.

If you have any questions, please contact the undersigned at (202) 942-5745 or James Joseph at
(202) 942-5355.

Very truly yours,

/s/ David F. Freeman

David F. Freeman, Jr.

cc:    Bruce Adams, Esq.
     In-Q-Tel, Inc.
     2107 Wilson Boulevard, Suite 1100
     Arlington, VA 22201-3091


Nadya Roytblat, Esquire
March 4, 2010
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